June 14, 2019

Via EDGAR

Melissa Gilmore

Claire Erlanger

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Delphi Technologies PLC
Form 10-K for the Year Ended December 31, 2018
Response dated May 23, 2019
File No. 001-38110

Dear Ms. Gilmore and Ms. Erlanger:

On behalf of Delphi Technologies PLC (the “Company”), I write to confirm that the Company has requested an additional 10 business days to respond to your comment letter dated June 5, 2019, relating to the above-referenced filing.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time. You can reach me at (313) 614-0520.

Yours sincerely,

/s/ Robert W. Boyle

Robert W. Boyle

Vice President, Corporate & Securities

Delphi Technologies PLC

cc:	Richard F. Dauch
Vivid Sehgal
Jeffrey Sesplankis